Filed by Board of Trade of the City of New York, Inc.
In connection with the merger of IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Board of Trade of the City of New York, Inc.
(Commission File No. 132-02604)
SCRIPT FROM BOARD OF TRADE OF THE CITY OF NEW YORK, INC. MEMBER MEETING HELD ON DECEMBER 6, 2006
Frederick W. Schoenhut, Chairman, Board of Trade of the City of New York, Inc. (“NYBOT”)
Welcome NYBOT Board of Governors, NYBOT equity members, NYBOT management, our investment banker advisors and outside counsel. We are here today to allow all of you to meet and greet IntercontinentalExchange CEO, Mr. Jeffrey Sprecher.
Before we introduce Jeff, I would like to inform you that due to legal limitations of what we can talk about today due to SEC regulatory restrictions relating to the S-4, we will have some brief comments that I will make on my advocacy of the proposal as well as comments from other NYBOT Governors. Once these comments are heard, we will ask that Jeff speak about some of the points raised in the past several weeks. Please understand that we are all restricted to the boundaries of the S-4 filing. This is an opportunity for you all to meet Jeff, but please understand this is not a question and answer style of forum.
It has been a practice of mine to never underestimate the job at hand. Additionally, there are many reasons that I and our other Board members strongly support a yes vote on the merger: Three of the most compelling reasons for our support can be summarized as follows:
1. The deal represents an emphatically positive answer to the often asked question presented to our Board by members; “How can you find us economic value for our seats?” The current value this deal gives a NYBOT seat goes way, way beyond what many of us have ever expected when we first considered the earlier question.

2. A “yes” vote positions NYBOT to compete from real strength, with the necessary electronic capability, while supporting and enhancing the continued expertise and liquidity that our open outcry model provides. We have all witnessed how critically important it is for exchanges to have or develop the resources necessary to compete globally in the commodity markets. The ability to listen to our customers and answer their needs in a timely manner is paramount. Our very survival depends on the ever increasing demand for a higher and more customized level of service. This deal gives us resources and capabilities with which we can respond to many of these enormous challenges.
3. The deal, if completed, would partner NYBOT with ICE, a nimble and resourceful futures, options and OTC marketplace with a vision the exchange space had never seen before. A powerful and diversified exchange would emerge, creating a vertically integrated market that would be self reliant in how we clear and how we trade and even how we deliver goods and services. This new market place would be guided by a dynamic management team led by a passionate and progressive CEO, Jeff Sprecher. The new combined businesses would offer unsurpassed diversity, with trading in food, fiber, financial and energy futures, options and a complementary array of OTC products.
I hope that today’s meeting will illuminate the opportunities and growth potential before us.
Roger Corrado, NYBOT Vice Chairman
     I welcome this opportunity to talk to the members of NYBOT about our soon to be acquisition by ICE. I know that I have spent the past few months talking to most of you on the trading floor about this deal. I am limited in what I may or may not speak about, but I will try to cover the concerns I have heard the most. First, let me say that on a monetary basis I feel the deal is a very generous one and I truly believe that the amount of consideration is a reflection of all the value added by our membership. I stand before you as not only your Vice Chairman but also someone who derives his income from trading in NYBOT pits each day. I myself have questioned at the board meetings our rights going forward pertaining to both protection of our current open-outcry trading, our new status as a wholly-owned subsidiary of ICE, the composition of the NYBOT board under ICE and many of the new changes which will occur. I can only state what I have told most of you when I spoke on an individual basis or in small groups. The changes occurring in all open-outcry exchanges is something we as members have to face and in partnering with someone as strong as ICE, we can accept the offer of cash plus stock but we must also prove to this new entity that the current way of trading our products in the open-outcry trading pits is something we add value to as members, and I go on record to say to ICE and to Mr. Sprecher that we will continue to provide liquid markets in our core products through open-outcry trading and we will provide the best service for all our customers. I can’t tell you how proud I am to be associated with all of the members of NYBOT for all these years because it is truly each one of you who has added that extra value to this deal and, although a lot of us enter into this new era with some apprehension about our future, let us continue to make NYBOT and each of us proud as we enter into this next stage.
Jeffrey C. Sprecher, Chairman & Chief Executive Officer of IntercontinentalExchange, Inc. (“ICE”)
I’m pleased to be here this afternoon and to have the opportunity to spend more time with the membership. It’s important to us to demonstrate the commitment we have to bringing everyone along in what we believe will be a very successful transaction. I appreciate that many of you are strong supporters of the transaction, but also that you may have questions about what the future holds.
Before we begin, I’d like to direct your attention to our safe harbor statement. My comments this afternoon may contain forward-looking statements, which represent ICE’s current plans, expectations or predictions. Such forward-looking statements are subject to various risks, uncertainties and assumptions, and are qualified by the cautionary statements contained in the prospectus and proxy statement dated November 17, 2006. NYBOT members should carefully review the prospectus and proxy statement, which was mailed to each NYBOT member on November 20, 2006. Due to ICE’s obligations as a SEC-registered public company, my comments today will be limited to the matters set forth in the prospectus and proxy statement, which contains all material information related to the proposed merger.
To preface my comments, I will do my best to provide my thoughts on common questions that have arisen and hope that you will understand that I am not able to answer all of your questions. As I stand before you today, I have a number of thoughts on this partnership we are forming. Chief among them is my sincere enthusiasm and eagerness to continue the work we’ve begun to address the vast opportunities that are before us. I believe that we have a unique opportunity to capitalize on these as partners. While our respective businesses have come far, I think we are all aware of how quickly the world is changing around us. And we are all confronted with the momentum of change, regardless whether we are traders, managers, FCMs or board members.

Today, commodity markets are global, and they are more relevant and more vital than ever before. And it is no coincidence that exchanges have achieved unprecedented growth in recent years. Despite histories that are measured in centuries, exchanges today are a source of innovation and technological advancement. Not long ago, exchanges were primarily defined by their location rather than the contracts they offer, since there was little competition for the contracts. Today, locational boundaries have been blurred as exchanges become increasing distributed and global. More money is being channeled through commodity exchanges than ever before, at a growth rate unprecedented in exchange history.
The global nature and growth of our businesses have opened up unprecedented opportunities. As two of the most global commodities exchanges in the world, we are extremely well positioned to continue to blaze new trails while leveraging the strength of NYBOT’s heritage, its floor community and diverse suite of benchmark products.
Along with the attractive prospects and increased focus put on the success of our businesses, comes competition. And as a result, the pace of change is accelerating as exchanges race to capitalize on their strengths. In the space of the two months since our merger announcement, the two largest US derivatives exchanges have announced plans to merge into one. Also since that time, the CFTC ruled that its no-action letter process was deemed appropriate, favoring ICE’s concept of global, electronic markets. The New York Mercantile Exchange completed an initial public offering. The Deutsche Bourse withdrew its offer for Euronext, while the Nasdaq increased its stake in the London Stock Exchange. Finally, in what I view as most important event for ICE and NYBOT, we are within one week of the vote of this historic merger.
I mention these events because the business environment in which we operate today is more competitive and dynamic than ever. When we acquired the International Petroleum Exchange five years ago, we were breaking new ground. M&A was uncommon and electronic trading was almost unheard of in the commodities markets. Today, mergers, joint ventures and investments in the exchange industry are part of the dialog as each exchange works to solidify their own competitive position and strengthen their ability to compete with other exchanges.
This evolution has been a positive experience for those who embrace change and seek ways to adapt. So, what does that mean in the context of our transaction? It means we stand ready to ensure the NYBOT membership not only survives but thrives in a global and 24x7 world. In fact, earlier today, we announced that we have leased space next door to the NYBOT at 2 World Financial Center to provide training and facilities for electronic market access. And we plan to continue to introduce programs that will support floor traders and market users, as well as to protect the liquidity of the contracts, and the competitive position of the NYBOT. We’ve agreed to a number of terms within the deal that favor both the floor and electronic trading equally, which means market users will have a choice. And, finally, we believe the strengths of the NYBOT’s contracts can be preserved and improved by introducing side-by-side trading to enhance the exchange’s global position.
I mentioned earlier that I believe this transaction is historic. Today, there exists an incredible demand for increased trading of commodity products, with demand at unprecedented levels. We believe we are early in the move to global commodities trading, which can happen virtually around the clock. NYBOT is one of the most global exchanges by virtue of its products and customer base. We intend to capitalize on our combined strengths to together become one of the world’s leading commodity exchanges. The growth of the commodity markets in the US, Europe and Asia presents a significant growth opportunity for all of us at the center of the commodities markets. And I’m sure all of you are well aware of the scale of opportunities this represents.
Speaking from personal experience, it was impossible to anticipate the high rate of success our markets have had over the past few years. As a manager, I certainly expected growth, but a doubling in our volume in one year was much more than we expected. I believe that together we can unlock value and grow our businesses much more than either of us can do apart, or with any other partner that could have combined with either of us. Following the closing of the transaction, we will operate both US and European regulated exchanges, coupled with the respective OTC markets, as well as clearing capabilities. In an integrated marketplace, we will offer multiple commodities complexes, as well as a suite of index and foreign exchange products. And our customers will be served by global sales and distribution, as well as a strong management team and solid corporate governance.
I’d like to make a final, but important comment about our commitment to customers, which includes all of you here today and thousands of others in your markets and in our energy markets. Serving customers is the foundation of our business. ICE was formed out of customer dissatisfaction with the choices they had at the time. As a result, we hold ourselves to high standards in putting the customers’ interests first. We believe this philosophy is an important differentiator relative to other exchanges. Why is this important to you? Primarily because we have and will continue to demonstrate a track record of working with members, floor locals, and the broader trading community to create markets that are properly organized and managed. An important role of the NYBOT board going forward will be to ensure that market regulation and price discovery is properly carried out, and that no interest in the market is given an unfair advantage. We believe our governance model will allow all participants a level playing field and choice in how they transact.
Now I’d like to address some of the most common questions regarding the details of the transaction.
1. There have been questions regarding the stock and cash consideration that will be paid to each NYBOT member in the merger. Let me try to help clarify the consideration that will be paid and your election decision regarding the type of consideration that you want to receive. Each outstanding NYBOT membership interest will be converted into either (1) cash equal to $1,074,719, or (2) 17,025 shares of ICE common stock, or (3) a combination of cash and stock. In addition, each NYBOT membership interest will be entitled to receive a pro rata share of any excess working capital at the time of the merger. We negotiated this cash and share optionality into the deal to give flexibility to NYBOT members — given that a number of members are non-US entities that may prefer to receive a guaranteed amount of cash in lieu of US listed securities.
As most of you are aware, the cash and share elections that you make will be subject to proration. This means that we cannot exactly tell you what percentage of your total consideration will be in cash or stock — because it will ultimately depend on what all other members elect. Once the elections have been made, the exchange agent will make the adjustments necessary to result in ICE paying cash consideration of $400,000,000 and stock consideration of approximately 10.3 million shares.
Let’s use an example to illustrate how proration works: If the stock election is oversubscribed, meaning that there is demand for more than the approximately 10.3 million shares, the exchange agent will take the following action: First, all election forms that elected to receive all cash will receive all cash. Second, the exchange agent will determine pro rata cash distribution for the membership interests which made no election. Third, if there is remaining undistributed cash, the exchange agent will determine pro rata among the membership interests that have made a stock election, the amount of cash to distribute such that the $400,000,000 is fully spent.
Therefore to summarize — if the stock election is oversubscribed — first, all cash electors would receive cash; second, all non-electors would receive some or all cash; and, third, if necessary, the stock electors would be pro-rated to receive the remaining cash.
In the next couple of weeks, you will receive an election form that asks you to express your preference for all cash, all stock or a combination of cash and stock. The combination of cash and stock must be made in 10% increments of your membership interest. For example, you can ask to receive 30% in cash and 70% in stock but cannot elect to receive 35% in cash and 65% in stock.
I also understand that many of you have inquired as to how to ensure you receive the maximum number of shares of ICE common stock —and the answer is simply to indicate that you want 100% of the consideration to be paid with stock. Although this does not guarantee that you will receive all stock with no cash, it does guarantee that you will receive the maximum amount of stock available for each membership interest.
2. Questions have arisen regarding the timing of the closing and the receipt of the consideration. NYBOT and ICE have submitted all of the necessary legal applications and documents necessary for the closing. We are waiting for final approvals from the IRS and CFTC. The other required approvals and conditions to date have come very fast, due in part to the hard work of the ICE and NYBOT teams. We believe that we are close to obtaining the necessary final approvals. This means that immediately following a successful NYBOT member vote, you will need to make a determination of the form of consideration you desire. An exchange agent will then calculate the pro-rata cash and shares allocation. The process will be completed by gathering all of the final paperwork from the NYBOT membership to execute the logistics of moving cash and stock to each member. Given the global nature of NYBOT’s membership, coupled with the holiday season and remaining required approvals, it is impossible to predict the closing date. It is, however, possible that the transaction could close very soon.
3. There have been questions regarding the introduction of electronic trading. ICE and NYBOT have entered into an agreement that will allow for the trading of certain NYBOT products on the ICE electronic trading platform. There is work going on by our technical teams to connect the platform to the NYCC, which we expect to be completed in the near future. As mentioned this morning in a press release, ICE has leased a significant commercial space next-door to the NYBOT. And we are now in the process of building out an electronic trading facility, which we will make available to floor traders to assist in trading and expanding their business. I believe that ICE and NYBOT should work together to ensure successful electronic trading, and that educating the existing users is an important part of ensuring success and expansion of your business. The training facility is an important part of this commitment. You may have heard that a significant number of floor traders from the former IPE in London are making more money with a much improved lifestyle as a result of our commitment to training. Next week, a number of these traders will be in New York to meet with the NYBOT floor community to discuss the pluses and minuses of their experiences. These are not ICE employees — they are our customers — but, yet, they have agreed to come to the US to hold informational sessions based on their own experiences. They will be here next week, and I hope that you will welcome them.
As for the specifics of the roll-out of electronic trading and the exact nature of the contracts to be listed — we at ICE want to make sure that NYBOT management and members feed off of our past experiences in formulating the roll-out plan. This includes making sure that the floor community, who are important customers of NYBOT, are ready and able to participate in successful floor and screen trading.
4. And finally there have been a number of technical questions regarding the potential lowering or release of the number of shares attached to a trading right; the transferability of trading rights and permits; and changes to the lease rights of trading rights and permits. Let me say that the terms of the deal that effect these issues were the product of lengthy negotiations, in which both sides were working to insure that the NYBOT would be well positioned following the transaction, while preserving many of the strengths of the current NYBOT organization. All of these issues that I mentioned can be revisited by the ICE, NYBOT or NYCC boards in the future.
For example, we felt that it was important for both clearers and trading right holders to hold an amount of ICE shares to protect the collateral in the clearinghouse and the exchange, and to support the current trading right lease market. ICE stock has risen in value since the announced merger. Furthermore, permit and trading right holders have approached NYBOT management with proposals for modifications in rights. Where these issues improve the competitiveness and customer experience of the NYBOT, I would expect the appropriate boards to revisit and revise the appropriate terms.
I’d like to thank you for the constructive comments many of you have offered along the way. I’m very pleased to see such a high level of engagement, not just in the commodity markets, but in the NYBOT, which I believe has only just begun to make its mark in this very dynamic and global industry. Thank you all for being here this evening.

Fred Schoenhut, NYBOT Chairman
The proxy indicates that voting can only be done by telephone, internet, fax to the proxy tabulator service, mail or in person at the meeting on the 11th. We have engaged a company to act as inspector of elections. We do not want any of the proxies being submitted to us, as that would impair the chain of custody. Please follow the instructions in your prospectus. If you have any questions, please do not hesitate to call or contact NYBOT’s legal department.
Thank you all for attending this meeting, we hope you found it informative. I encourage you to vote, which you can by mail, by phone, by fax and by internet. I wish you all a happy and healthy holiday.